UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.

Retirement Savings Plan

For Bargaining Hourly Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.

6 Sylvan Way

Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the

AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan For Bargaining Hourly Employees as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

June 26, 2012

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$219,056	$45,172
Mutual funds	15,413,075	15,950,280
Common/collective trusts	16,394,887	16,009,480
Avis Budget Group, Inc. common stock	616,686	794,573

Total investments	32,643,704	32,799,505

Receivables:
Notes receivable from participants	1,975,423	1,946,001
Participant contributions	70,441	70,015
Employer contributions	11,132	7,834
Interest and dividends	216	214

Total receivables	2,057,212	2,024,064

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	34,700,916	34,823,569

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(383,021)	—

NET ASSETS AVAILABLE FOR BENEFITS	$ 34,317,895	$34,823,569

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Net investment loss:
Dividends	$310,915
Interest	4,124
Net depreciation in fair value of investments	(629,113)

Net investment loss	(314,074)

Interest income on notes receivable from participants	87,934

Contributions:
Participants	2,376,509
Employer	329,979
Rollovers	813

Total contributions	2,707,301

Net transfers of participant account balances from affiliated plans	1,074,018

Total additions	3,555,179

Benefits paid to participants	4,051,081
Administrative expenses	9,772

Total deductions	4,060,853

NET DECREASE IN ASSETS	(505,674)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	34,823,569

END OF YEAR	$34,317,895

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004 was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary, became an eligible participant on the later of (i) April 1, 2004 or (ii) the date that such employee ceased participation in such other qualified defined contribution plan. Employees who are members of the collective bargaining unit covered by a collective bargaining agreement between such unit and the Company are eligible to participate in the plan upon attainment of age 21 and completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation, up to the statutory maximum of $16,500 for 2011. In addition, employees participating in the Plan may make additional contributions from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pre-tax contribution of $22,000 for 2011.

Employer Contributions – The Plan permits employer and/or employer matching contributions in accordance with the terms of the collective bargaining agreement in effect for the Plan year with respect to the collective bargaining unit of which the participant is a member.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with IRS regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. A fund reallocation must be in 1% increments and is limited to one reallocation per day, subject to restrictions imposed by the mutual fund companies to curb short-term trading. Participants should refer to the Plan document regarding investments in Company common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after tax contributions to the Plan plus actual earnings thereon. Employer contributions vest at a rate of 20% per year and are fully vested upon 5 years of service.

Notes Receivable from Participants – Participants may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their account balance provided the account balance is at least $2,000. The notes are secured by the balance in the participant’s vested account balance and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Note repayments are made through payroll deductions over a period not to exceed 5 years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested account balance, are valued at the outstanding principal balance plus any accrued and unpaid interest.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment. Participants are entitled to withdraw certain portions of their vested balance. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions, upon attaining age 59 1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2011 and 2010, forfeited account balances amounted to $45 and $13,882, respectively. During 2011, $16,782 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

Transfers from Affiliated Plans – Net transfers of participants account balances from affiliated plans totaled $1,074,018 for the year ended December 31, 2011.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 962, Plan Accounting — Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-

contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC, the Statements of Net Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit- responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s current common/collective trust investments is the Wells Fargo Stable Return Fund and in 2010 was the Merrill Lynch Retirement Preservation Trust (“MLPT”). Effective October 6, 2010, the Trustee of the MLPT approved a resolution to terminate the MLPT and commence liquidation of its assets. The MLPT changed from a stable value fund to a short-term bond fund. Prior to its liquidation, the MLPT invested in traditional guaranteed investment contracts (“traditional GICs”) and wrapped portfolios of fixed income investments (“synthetic GICs”). The Wells Fargo Stable Return Fund invests in investment contracts issued by highly rated companies. These include Guaranteed Investment Contracts (“GICs”), synthetic GICs and cash equivalents. Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collaterized by the assets of the insurance company or bank. A security-backed contract consists of a portfolio of securities and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that contract value; benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Certain events limit the ability of the Plan to transact at contract value with the insurance companies and financial institution issuers of traditional GICs or synthetic GICs. Such events include the following: (i) layoffs, (ii) bankruptcy, (iii) plant closings, (iv) plan termination or mergers, (v) early retirement incentive, (vi) employee communications designed to induce participants to transfer from the fund, or (vii) competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of employer or plan. As of December 31, 2011, the Plan administrator does not believe that the occurrence of an event that would limit the Wells Fargo Stable Return Fund’s ability to transact at contract value with participants is probable.

The fair value of the underlying debt securities is valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs are valued using a discounted cash flow methodology, synthetic GICs are valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts is determined using a market approach discounting methodology. The investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such funds was $15,104,011 and $14,929,996 at December 31, 2011 and 2010, respectively. The average yield earned by the Wells Fargo Stable Return Fund and the MLPT calculated based on the change in the net asset value between the beginning and the end of the year was 1.56% and 1.89% for the years ended December 31, 2011 and 2010, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 2.33% and 1.51% for the years ended December 31, 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net depreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2011, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $6,536 and $44,957 at December 31, 2011 and 2010, respectively.

Accounting Pronouncements Adopted During 2011

In May 2011, The FSB issued Accounting Standards Update (“ASU”) No. 2011-4, “Fair Value Measurements” (“ASU 2011-4”). ASU 2011-4 clarifies the application of existing fair value measurement requirements and results in common measurements and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The Plan adopted this guidance, as required, and it did not have a significant impact on its financial statements.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2011
Wells Fargo Stable Return Fund	$15,104,011
PIMCO Total Return Fund	3,325,438
American Growth Fund of America	2,408,927
The Oakmark Equity and Income Fund	2,000,305
Davis NY Venture Fund	1,807,186

2010
Merrill Lynch Retirement Preservation Trust (a)	$14,929,996
PIMCO Total Return Fund	3,297,440
American Growth Fund of America	2,610,003
Davis NY Venture Fund	2,123,899
The Oakmark Equity and Income Fund	1,876,699

(a)	Permitted party-in-interest.

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value, as follows:

2011
Mutual funds	$(524,834)
Common stock (a)	(246,758)
Common/collective trusts	142,479

$(629,113)

(a)	Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated March 6, 2006 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments represents shares in funds managed by Merrill Lynch Trust Company FSB, the Trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2011 and 2010, the Plan held 57,527 and 51,065 shares, respectively, of Avis Budget Group, Inc. common stock with a cost basis of $365,020 and $215,984, respectively. During 2011 and 2010, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employers.

6.	PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

		2011	2010
Net assets available for benefits per the financial statements		$34,317,895	$34,823,569
Less:	Amounts allocated to withdrawing participants	(6,536)	(44,957)
Add:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	383,021	—

Net assets available for benefits per Form 5500		$34,694,380	$34,778,612

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011 to Form 5500:

Benefits paid to participants per the financial statements		$4,051,081
Less:	Certain deemed distributions of notes receivable from participants	(131,142)
	Corrective distributions	(8,119)
	Amounts allocated to withdrawing participants at December 31, 2010	(44,957)
Add:	Amounts allocated to withdrawing participants at December 31, 2011	6,536

Benefits paid to participants per Form 5500		$3,873,399

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2011, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2011 to the net loss per Form 5500:

Decrease in net assets available for benefits per the financial statements		$(505,674)
Less:	Amounts allocated to withdrawing participants at December 31, 2011	(6,536)
	Transfer of assets to the Plan (Reflected in line L- Transfer of assets-of Form 5500)	(864,989)
Add:	December 31, 2011 adjustment for contract value to fair value	383,021
	Amounts allocated to withdrawing participants at December 31, 2010	44,957

Net loss per Form 5500		$(949,221)

8.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value in accordance with FASB ASC topic 820, Fair Value Measurements, which requires the Plan to classify its investments into (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available, including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. See Note 2—Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

•

Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the NAV of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.
•

Common/collective trusts – are valued based on the net asset value (“NAV”) of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

Asset Class	Level 1	Level 2	Total
Common stock	$616,686	$—	$616,686
Mutual funds:		—
Large-cap growth	3,471,326	—	3,471,326
Large-cap value	793,063	—	793,063
Large-cap blend	3,807,491	—	3,807,491
Mid-cap growth	441,743	—	441,743
Mid-cap value	394,604	—	394,604
Small-cap growth	344,176	—	344,176
Small-cap blend	836,524	—	836,524
Foreign large-cap blend	1,217,485	—	1,217,485
Bond funds	3,555,906	—	3,555,906
Inflation protected Bonds	98,209	—	98,209
Real estate	452,548	—	452,548
Common/collective trusts:
Short-term investments	—	15,104,011	15,104,011
Large-cap blend	—	526,329	526,329
Foreign large-cap blend	—	322,673	322,673
Emerging markets	—	441,874	441,874

Total	$16,029,761	$16,394,887	$ 32,424,648

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010:

Asset Class	Level 1	Level 2	Total
Common stock	$794,573	$—	$794,573
Mutual funds:
Large-cap growth	3,714,956	—	3,714,956
Large-cap value	799,443	—	799,443
Large-cap blend	4,000,598	—	4,000,598
Mid-cap growth	566,650	—	566,650
Mid-cap value	336,837	—	336,837
Small-cap growth	296,604	—	296,604
Small-cap blend	885,123	—	885,123
Foreign large-cap blend	1,358,762	—	1,358,762
Bond funds	3,566,275	—	3,566,275
Real estate	425,032	—	425,032
Common/collective trusts:
Short-term investments	—	14,929,996	14,929,996
Large-cap blend	—	306,746	306,746
Foreign large-cap blend	—	261,004	261,004
Emerging markets	—	511,734	511,734

Total	$16,744,853	$16,009,480	$ 32,754,333

******

Plan Number: 005

EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****
*	Avis Budget Group, Inc.	Common stock	57,527		$616,686
	Wells Fargo Stable Return Fund	Common/collective trust	305,542		15,104,011
	Harding Loevner Emerging Markets Fund	Common/collective trust	46,318		441,874
	Oppenheimer International Growth Trust	Common/collective trust	23,065		322,673
*	Merrill Lynch Equity Index Trust	Common/collective trust	32,172		526,329
	PIMCO Total Return Fund	Registered investment fund	305,928		3,325,438
	Davis NY Venture Fund	Registered investment fund	55,064		1,807,186
	American Growth Fund of America	Registered investment fund	83,993		2,408,927
	The Oakmark Equity and Income Fund	Registered investment fund	73,948		2,000,305
	Prudential Jennison Growth Fund	Registered investment fund	56,451		1,062,399
	MFS Value Fund	Registered investment fund	35,436		793,063
	Harbor Small Capital Value Fund	Registered investment fund	41,826		836,524
	Harbor Mid Capital Growth Fund	Registered investment fund	56,417		441,743
	Harbor International Fund	Registered Investment fund	23,212		1,217,485
	DWS RREEF Real Estate Fund	Registered investment fund	23,831		452,548
	Lord Abbett Bond Debenture Fund	Registered investment fund	30,325		230,468
	Vanguard Explorer Admiral Fund	Registered investment fund	5,179		344,176
	PIMCO Real Return Fund	Registered investment fund	8,330		98,209
	Columbia Mid Capital Fund	Registered investment fund	30,804		394,604
*	Various participants**	Notes receivable from participants			1,975,423
	Cash and cash equivalents				219,056

Total					$34,619,127

*	Represents a permitted party-in-interest.
**	Maturity dates range from January 2012 to February 2026. Interest rates range from 4.25% to 10%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc. Retirement Savings Plan for Bargaining Hourly Employees

By:	/s/ Mark Servodidio
Mark Servodidio
Executive Vice President, Chief Human Resources Officer Avis Budget Group, Inc.

Date: June 26, 2012